Business Overview

The Operating Company is a Delaware limited liability company. The Crowdfunding Vehicle is a Delaware limited liability company. Together, the Operating Company and the Crowdfunding Vehicle are Co-Issuers in this Offering in accordance with Rule 3a-9. The Operating Company's core business involves the acquisition, leasing, and eventual sale of certain residential properties across the United States.

To date, we have generated limited revenue via the operation of one rental property. Specifically, we have generated a net income of $1,046 from our inception on June 22, 2022, through the end of the accounting year on December 31, 2022. Since then, the Company has recently acquired six single-family homes that it has begun operating as rental properties. However, there is still uncertainty about the revenue and profit strength of our current portfolio of homes. Moreover, the current level of financing costs net income is lower than historically achieved for similar assets in these markets.

Given the lack of operating history and revenue generation, the Company has not built up significant operating reserves yet. It is possible that our rental properties will not generate revenue in an amount that would be sufficient to sustain our operations for a period of time. In order to increase cash flow, the Company will seek more accretive permanent mortgage financing for its rental properties, which will require a certain minimum amount of assets. Accordingly, for the foreseeable future, we intend to seek additional financing to grow our portfolio of rental properties. The general profitability of the Company is not dependent on additional capital financing, however, and our operational and capital expenditure reserves, if any, will be financed from anticipated net cash flows from operations.

In their review of our financial statements for the period ended December 31, 2023, our independent audit firm issued a going concern opinion. In their report, they expressed substantial concern that the company will incur significant additional costs before significant revenue is achieved and about our ability to meet our financial obligations, pay our liabilities as they become due, and continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition, and operating results.

Corporate History of the Company

Formation

Our manager formed the Crowdfunding Vehicle on March 17, 2023. On June 28, 2023, the Crowdfunding Vehicle executed the Crowdfunding Vehicle Operating Agreement, which named Ascend Technology Corporation as its manager. Prior to this Offering, there are no outstanding Crowdfunding Units in this Offering.

Our manager formed the Operating Company on June 22, 2022, as Blue Line 1A LLC. On July 20, 2022, the Operating Company executed the Operating Agreement of Blue Line 1A LLC, and issued Ascend Real Estate Fund I LLC, a Delaware limited liability company, which we refer to as AREF, 1,000 membership interests consisting of 500 voting and 500 non-voting units. On March 17, 2023, the Operating Company filed a certificate of amendment, changing its name from Blue Line 1A LLC to Ascend Assets I LLC.

Our manager formed AREF on June 27, 2022, under the name SWSESH LLC. On July 20, 2022, AREF executed the Operating Agreement of SWSESH LLC and issued our manager 1,000 membership interests consisting of 500 voting and 500 non-voting units, referred to as the AREF Units. On March 17, 2023, AREF filed a certificate of amendment, changing its name from SWSESH LLC to Ascend Real Estate Fund I LLC.

Our manager formed Ascend SC I LLC, a South Carolina limited liability company, which we refer to as SC I, on September 3, 2021, under the name Unita LLC and executed the Operating Agreement of Unita LLC. Thereafter, on May 24, 2022, SC I executed the Amended and Restated Operating Agreement of Unita LLC, which we refer to as the Former SC I Operating Agreement. Then, on March 17, 2023, SC I filed a certificate of amendment, changing its name from Unita LLC to Ascend SC I LLC. Under the Former SC I Operating Agreement, SC I issued our manager 1,000 membership interests consisting of 500 voting and 500 non-voting units, referred to as the SC I Units. On July 10, 2023, SC I executed an amendment to the Former SC I Operating Agreement to allow transfers between affiliate entities of our manager.

Our manager Formed Ascend Investment Management LLC, a Delaware limited liability company, which we refer to as AIM, on March 17, 2023. On July 10, 2023, AIM executed its Operating Agreement, named our Ascend Technology Corporation as its manager, and issued our manager 100,000 units as its sole member.

The above companies were formed to become a part of the real estate business of the Company. Together, SC I, AREF, and AIM are referred to as the Affiliates.

Reorganization Transactions

In contemplation of this Offering, our manager, the Operating Company, Crowdfunding Vehicle, and the Affiliates executed a certain cancelation, issuance and assignment agreement on June 28, 2023, which we refer to as the Formation Agreement. The Formation Agreement's purpose was to compensate our manager for its contribution of $1,738,014 to the business of the Company, referred to as the Contribution, which it made to facilitate the acquisition of six single-family homes discussed in the section titled "*Properties*" below. The following is a list of the transactions and corporate governance matters that occurred in connection with the Formation Agreement and as a result thereof:

(1) Our manager assigned the SC I Units to the Operating Company;

(2) AREF and our manager agreed to the cancelation of the AREF Units held by our manager;

(3) The Operating Company and AREF agreed to cancel the Operating Company's 500 voting and 500 non-voting units held by AREF at that time;

(4) The Operating Company executed the Operating Company Agreement, which named Ascend Technology Corporation as its manager and created three classes of units consisting of (i) 100 Class A Units, (ii) 15,000,000 Class B Units, and (iii) 1,000 Class C Units;

(5) AREF executed the amended and restated operating agreement of Ascend Real Estate Fund I, which named Ascend Technology Corporation as its manager and created three classes of units consisting of (i) 5,000,000 Class A Units, and (ii) 15,000,000 Class B Units;

(6) As consideration for the Contribution, the Operating Company agreed to issue our manager (i) 100 Class A Units, (ii) 100,000 of its Class B Units, (iii) 1,000 Class C Units, and (iv) a convertible note in the principal amount of $1,482,523 with a six percent (6%) annual interest rate; and, thereafter,

(7) Our manager assigned the 100,000 Class B Units of the Operating Company to AREF, and the 1,000 Class C Units of the Operating Company to AIM.

Organizational Chart of the Company

The following is an organizational chart of the Company following the Reorganization Transactions, and assuming that the Company executes its business plan following the completion of this offering:


Ascend Technology Corporation (Manager)
Institutional Investors and Affiliates of the Manager
Ascend Investment Management LLC
Regulation Crowdfunding Investors
Ascend Real Estate Fund I LLC
Ascend Assets SPV I 2023 LLC (Crowdfunding Vehicle)
Legend
: Contractual Manager
: Equity Ownership
Ascend Assets I LLC (Operating Company)

Business Plan

Our mission is to build wealth around housing for our customers. We believe that buying a home is nearly impossible due to soaring property prices and that renters have grown tired of throwing away money on rent for lack of any better options. With rising costs of living, lack of first-time homebuyer support, and the failure of alternative solutions to get people on the homeownership ladder, we believe that an entire generation is at risk of being left behind on the wealth creation opportunities provided by real estate.

At Ascend, we propose a more advantageous rental model that allows renters to invest in the Company that owns the home they are renting alongside the investors in this Offering. Additionally, we offer investors a chance to invest in single-family rentals (SFR) alongside the tenants in those homes, which aligns the interests of each group and bypasses the typical drawbacks associated with competing products, such as rent-to-own models.

By investing in our Company, you will be investing in a company that owns a portfolio of rental properties currently consisting of six single-family homes. Our intention is that the renters of these properties will also invest in our Company through this Offering. We believe the benefits of this structure are two-fold. First, an investment in our Units allows renters to engage in real estate investment without the cumbersome need to apply for mortgages or incur personal debt. Second, we intend that investors in this Offering will gain the advantage of tenants who are motivated to maintain our rental properties, leading to a portfolio with less than average turnover.

We have adopted a top-down investment approach to residential real estate acquisition, where we target cities with robust fundamentals and ongoing secular trends, concentrating on submarkets with high amenity value.

Investment Objectives

Our investment objectives are to:

- Generate an adequate risk-adjusted return by buying homes with above-average cash flow and long-term capital appreciation potential;
- Mitigate risk by focusing on supply constraint markets with strong demand factors;

- Utilize mortgage interest deductibility and depreciation allowance for our investors; and
- Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Investment Criteria

The investment criteria we look for when deciding whether to acquire a home, which we refer to as our buy-box, have the following primary characteristics:

- Gross Yields of at least nine percent (9%) with the potential to grow over time. For this purpose, the gross yield reflects a property's annual rental income divided by the purchase price of the property;
- Net Initial Yields of at least five percent (5%). For this purpose, the net initial yield reflects a property's annual rental income minus property management fees, local real estate taxes, property insurance, maintenance expenses, and marketing costs, divided by the purchase price of the property;
- Homes with not less than three (3) but not more than five (5) bedrooms and at least two (2) bathrooms, and a 1,000 to 3,000 square foot internal livable area.
- Homes that were built after 1990 or substantially refurbished in the last 10 years;
- Homes with a price range of $200,000 to $400,000 and no significant deferred maintenance or redevelopment risk;
- Markets with strong secular trends, structural supply shortage, and adequate affordability.

We cannot assure you that every property we acquire will have each of the prior characteristics.

Investment Process

Our investment process leverages our in-house expertise of professional real estate private equity investments as well as data and technology from the initial sourcing to the acquisition and management of our rental properties. Our investment process is as follows:

Sourcing: We source homes on- and off-market, utilizing data and technology to identify and filter opportunities for buy-box fit and profit potential.

Underwriting and Due Diligence: We deploy a multi-phase approach from an initial screening involving a desktop underwriting using sales & rental comparable as well as conventional and alternative market data sources, to on-site inspections and a discounted cash flow valuation of the property to prepare our internal investment memorandum for final decision making.

Closing and lease-ready: We work with broker partners and title & escrow companies to finalize our home purchases. We typically have home inspections and valuation reports done by external parties to validate our underwriting of the homes. Our repair team of contractors inspects a home, and, if any updates are necessary, provides us with a scope of refurbishment costs that we include in our underwriting and total costs of acquiring the home. After these repairs have been executed to make the home lease-ready we offer the home to renters who can invest in our Company via this Offering.

Ongoing Management: We partner with one or more third party property management firms in each of our markets that charge a market standard property management fee as a percentage of rent received. We typically manage the leasing process ourselves but may also use leasing partners. Our tenants typically have direct communications access to us.

Investment Strategy

We utilize a top-down investment approach to acquiring residential real estate which involves identification of cities with strong fundamentals and continuing secular trends and focus on submarkets with strong amenity value. We select markets, or more specifically Metropolitan Statistical Areas (MSAs), after considering a number of factors, including but not limited to: population growth, median household income growth, unemployment rate, poverty rate, average hourly wage growth, medium home price to income ratio, mortgage to rent payment ratio, and new to current supply ratio as well as other factors such as business friendliness, employer base industry mix, and alternative datapoints.

Leverage Policy

We seek permanent mortgage financing or similar financing of up to 80% of the total cost of acquiring a home; *provided, however,* that in the current interest rate environment, we may buy homes without any leverage or seek more moderate leverage levels of 50-60%.

Operating Policies

In alignment with our investment policies and objectives, our manager exercises discretion in selecting specific investments and executing property transactions. We firmly believe that prosperous real estate investment hinges upon the implementation of strategies that enable favorable acquisitions, efficient asset management, and timely dispositions. To this end, we have established a meticulous investment approach that harmonizes our manager's expertise with a framework emphasizing comprehensive market research, rigorous underwriting standards, and a thorough assessment of the downside risks associated with each investment. Moreover, our approach incorporates active and dynamic management of all acquired assets.

To operationalize our disciplined investment approach, our Manager assumes responsibility for the business plan of each investment. The following practices encapsulate our investment approach:

Local Market Research: Our manager diligently conducts extensive research for each transaction, leveraging real-time market data, as well as insights and expertise from our extensive network of professionals and market relationships.

Underwriting Discipline: Our manager adheres to a tightly controlled and managed process to meticulously evaluate all aspects of potential investments, including location, income-generating capacity, long-term appreciation prospects, tax implications, and liquidity considerations pertaining to real properties.

Risk Management: The principle of risk management forms an integral part of our property management strategy. Operating and performance risks frequently arise at the investment level, necessitating real estate operating experience to rectify. Our manager scrutinizes the operational performance of investments against projections and provides diligent oversight to identify and resolve issues as they arise.

Asset Management: Prior to property acquisition, our manager formulates a customized business strategy tailored to the specific acquisition and underwriting data. This strategy serves as a forecast of the action steps and capital required to achieve the anticipated returns. The manager conducts regular reviews of asset business strategies to proactively anticipate market changes and identify opportunities within distinct phases of the real estate cycle.

Credit Risk Management: Our exposure to credit and special hazard risks varies depending on the nature of our assets. To address these risks, our manager diligently reviews and monitors credit risk and potential losses associated with each investment. Furthermore, the manager actively monitors overall credit risk and provisions for potential losses.

Interest Rate Risk Management: To mitigate the adverse impact of significant interest rate fluctuations, we have implemented an interest rate risk management policy. Our objective is to minimize interest rate risk arising from borrowings by not borrowing funds on a fully floating rate basis other than short-term non-permanent financing and aim to structure the key terms of our borrowings to align with the anticipated holding period of our assets.

Equity Capital Policies: As authorized by the Operating Company Agreement, we have the discretion to issue an

unlimited number of additional interests or securities. Following your purchase in our offering, our manager may choose to pursue either (i) the sale of additional securities in the Operating Company in future private offerings or (ii) the issuance of additional securities in future public offerings. It is important to note that the issuance of additional equity interests subsequent to your purchase in an offering may result in dilution of your percentage ownership interest in the company. Additionally, depending on the terms, pricing, and value of our investments in any additional offerings, there is a possibility of dilution in the book value and fair value of your interests.

Additional Borrowings: Each series, as applicable, anticipates seeking financing or refinancing through additional mortgages or debt instruments, whether from affiliated or third-party sources. When securing financing for, or refinancing, a property, we expect that any third-party mortgages or debt instruments entered into by the Company will be backed by a security interest in the title of the respective property and any other assets held by the Company.

Disposition Policies

Our business strategy is typically to hold properties for five to seven years. Should our view on the prospects of a property change and we assess it's no longer core to our business we may sell a property earlier. If we achieve our value targets for a home earlier than in the five years underwritten, we may also decide to sell it before then. We aim to maximize realizing profits for our investors by constantly monitoring the investment as well as home-occupier market for best sales pricing and may sell properties individually or together as a portfolio depending on market conditions and opportunity. We may also seek to refinance a property instead of selling if we assess long-term value realization prospects to exceed short-term market constraints.

Operating Expenses

As the owner of residential properties, our operating expenses typically include any and all fees, costs and expenses incurred in connection with the management of the properties, including Home Ownership Association (HOA) fees, income taxes, marketing, security and maintenance; any fees, costs and expenses incurred in connection with preparing any reports and accounts of the company, including any blue sky filings required in order for interests to be made available to investors in certain states and any annual audit of the accounts (if applicable) and any reports to be filed with the Commission including annual reports on form C-AR; any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the manager or a property manager, in connection with the properties; any withholding or transfer taxes imposed on our company or any of the members as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of our company or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, or a property manager in connection with the affairs of our company; the fees and expenses of any administrator, if any, engaged to provide administrative services to our company; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager; the cost of the audit of our company's annual financial statements and the preparation of its tax returns and circulation of reports to investors; any indemnification payments to be made pursuant to the requirements of the operating agreement; the fees and expenses of our company's counsel in connection with advice directly relating to our company's legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the manager in connection with the operations of our company; and any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from the properties and cannot be covered by any Operating Expense reserves on the balance sheet of the Company, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Company, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Company.

Industry

The single-family rental market has gained significant traction in recent years, fueled by various factors such as changing demographic patterns, evolving lifestyle preferences, and the increasing demand for flexible housing options.

High interest rates and low housing supply have bolstered demand for single-family rental (SFR) communities as Millennials and Generation Z seek affordability in starter homes. Today, SFRs represent more than half of the U.S. rental market, and economists project that share will grow in the years ahead. With low operating costs, steady supplemental income, and long-term growth potential, investing in single-family homes offers considerable upside in a recessionary environment.

Market Selection

We rely on a several different factors and metrics when selecting our markets, which may include strong economic drivers, favorable business climate, infrastructure, renter demographics, and high quality of life.

Operating Markets

Atlanta, Georgia

Atlanta, often referred to as the Capital of the South, is a vibrant and diverse city known for its rich history, cultural attractions, and thriving business environment. Founded in 1837, Atlanta has grown into a major metropolitan area, attracting people from around the world to its diverse neighborhoods, beautiful parks, and annual events.

As a hub for commerce and innovation, Atlanta's economy is driven by diverse sectors such as technology, media, and logistics. The city is home to several Fortune 500 companies, including Coca-Cola, Delta Air Lines, and Home Depot, providing ample job opportunities for its residents. Additionally, Atlanta's Hartsfield-Jackson International Airport is the world's busiest airport, connecting the city to destinations across the globe.

Atlanta also boasts a vibrant cultural scene, with numerous museums, performing arts venues, and festivals celebrating the city's diverse heritage. The city is home to notable institutions like the Martin Luther King Jr. National Historical Park, the Georgia Aquarium, and the World of Coca-Cola. Atlanta's thriving arts scene, combined with its strong economy and quality of life, make it an attractive destination for both residents and visitors alike.

Dallas, Texas

Dallas is the third-largest city in Texas and the largest city in the Dallas–Fort Worth metroplex, the fourth-largest metropolitan area in the United States at 7.5 million people. It is the largest city in and seat of Dallas County with portions extending into Collin, Denton, Kaufman, and Rockwall counties. With a 2020 census population of 1,304,379, it is the ninth-most populous city in the U.S. and the third-largest city in Texas after Houston and San Antonio. Located in the North Texas region, the city of Dallas is the main core of the largest metropolitan area in the Southern United States and the largest inland metropolitan area in the U.S. that lacks any navigable link to the sea.

Dallas and nearby Fort Worth were initially developed as a product of the construction of major railroad lines through the area allowing access to cotton, cattle, and later oil in North and East Texas. The construction of the Interstate Highway System reinforced Dallas's prominence as a transportation hub, with four major interstate highways converging in the city and a fifth interstate loop around it. Dallas then developed as a strong industrial and financial center and a major inland port, and with Dallas/Fort Worth International Airport, one of the largest and busiest airports in the world.

Dominant sectors of its diverse economy include defense, financial services, information technology, telecommunications, and transportation. The Dallas–Fort Worth metroplex hosts 23 Fortune 500 companies, the second-most in Texas and fourth-most in the United States, and 11 of those companies are located within Dallas city limits. Over 41 colleges and universities are located within its metropolitan area, which is the most of any metropolitan area in Texas. The city has a population from a myriad of ethnic and religious backgrounds and one of the largest LGBT+ communities in the U.S. WalletHub named Dallas the fifth-most diverse city in the United States in 2018.

Greenville, South Carolina

Greenville is the center of the Upstate region of South Carolina, creating one of the largest urban centers in the Deep South. The charming and vibrant city is nestled in the foothills of the Blue Ridge Mountains in South Carolina. Founded in 1831, Greenville has transformed into a thriving metropolitan area, known for its beautiful downtown, lush parks, and rich cultural attractions.

With a diverse and expanding economy, Greenville is home to numerous multinational corporations and leading employers in the automotive, aerospace, and advanced manufacturing sectors. The city has attracted companies like BMW, GE, and Michelin, providing a wealth of job opportunities for its residents.

Greenville's bustling downtown is a testament to its revitalization, featuring tree-lined streets, an award-winning public space called Falls Park, and a lively arts and entertainment scene. The city is home to several renowned cultural institutions, including the Peace Center for the Performing Arts, the Greenville County Museum of Art, and the Upcountry History Museum.

The city's location in the heart of the Upstate region also offers easy access to natural attractions like Paris Mountain State Park, Lake Conestee Nature Park, and the Swamp Rabbit Trail, making it an attractive destination for outdoor enthusiasts. Greenville's blend of economic opportunity, cultural attractions, and natural beauty make it an increasingly popular choice for residents and visitors alike.

Acquisition Mechanics

The company has acquired six properties to-date and prior to the commencement or closing of the offering. Information relating to these properties, such as the description and specifications of each of the properties, the purchase price of each of the properties and the relevant terms of purchase, are disclosed below.

It is not anticipated that the company will own any assets other than its properties, plus cash reserves for maintenance, insurance and other expenses pertaining to the properties and amounts earned from the monetization of the properties, if any. The Company may hold any specific property that it acquires in a wholly-owned subsidiary which would be a limited liability company organized under the laws of the state in which the property is located.

To date, the Company has acquired its properties from unaffiliated third parties only.

If a property acquisition closing takes place prior to the final closing of this Offering, the cash component of the property purchase price will be provided by our manager as a loan to the Operating Company for payment to the third-party seller. In turn, the Operating Company will issue our manager a promissory note in the amount of our manager's loan. In addition, if a mortgage is not able to be obtained, or obtained at favorable rates, from a third-party lender, our manager or an affiliate may provide such financing at a reasonable market interest rate.

The gross proceeds of this offering, if any, may be used to repay the outstanding balance, plus accrued but unpaid interest, on the promissory note (and, if applicable, mortgage loan) issued to the manager in exchange for any home acquired by the Company during this Offering. The Company may also pay the manager a sourcing fee as indicated below in the use of proceeds table for the company. If by the termination date of this Offering the company does not raise sufficient funds in the to repay the manager the outstanding principal balance on the promissory note (and, if applicable, mortgage loan), (i) the available net proceeds of this Offering will be used to pay down the promissory note and/or the mortgage loan to the extent possible and (ii) any outstanding balance on the promissory note will be converted into interests in the company and issued to the manager. Such interests will be valued at the same price as offered to investors in the Offering.

Properties

Between June 2022 and April 2023, the Operating Company acquired direct or indirect ownership of the following rental properties, which we refer to together as the Rental Properties:

Name	City/County	State, Zip Code	Beds	Baths	Living Area (sqft.)[(2)]	Lot Size (sqft.)[(2)]
Cobblestone	McDonough	GA 30252	3	3	2,058	5,962
Terrace Tay	Peachtree City	GA 30269	4	3	1,882	13,290
Hill Pond Drive	Buford	GA 30519	4	2.5	2,317	11,761
La Fawn Circle	Garland	TX 75043	3	2	2,138	10,881
Ralston Road [(1)]	Greer	SC 29651	3	2.5	1,400	6,534
Legacy Park Drive	Powder Springs	GA 30127	3	3	1,544	36,590

(1) Ralston Road is owned by Ascend SC I, the Operating Company's wholly-owned subsidiary.

(2) All square footage found in this table and in the following sections are approximate values from sellers or real estate brokers and have not been independently verified.

Prior to acquisition by the Operating Company, each of the Rental Properties were owner occupied and were not operated as rental properties by their respective sellers. A detailed description of each property is given below.

The Cobblestone Property

The property located in McDonough, GA 30252, which we refer to as the Cobblestone Property, is a two-story, single-family home found in the peaceful Cobblestone Estates neighborhood of McDonough, Georgia. The property is within the Atlanta Metropolitan Statistical Area, which we refer to as the Atlanta MSA, and is situated in Henry County. The house was built in 2002 and has a gross area of 2,094 sqft., a living area of 2,058 sqft, and sits on a 5,962 sqft. lot. The home features three bedrooms, three bathrooms, a fireplace, and a two-car garage. It is equipped with central air conditioning and forced air heating.

The Cobblestone Property is located in the Cobblestone Estates neighborhood, which has minimal floods or other hazards and retains an A- rating on Niche.com, a popular ranking and review website which we refer to as Niche. The property is also in good condition with no deferred maintenance. Local schools hold the following ratings from GreatSchools.org, a website for rating and reviewing public and private schools which we refer to as Great Schools: Elementary School (6/10), Middle School (7/10), and High School (7/10). The property is located in the quiet Cobblestone Estates community, known for its excellent Ola schools.



The Operating Company acquired the Cobblestone Property on July 26, 2022, and has been operating the property as a rental unit since July 2022. The costs associated with acquiring the Cobblestone Property are as follows:

Purchase Price	Closing Costs	Estimated Renovation	Acquisition Fee %	Acquisition Fees	Total Cost	Market Value	Net Discount

		Costs					
$227,200	$2,176	$0	0%	$0	$229,376	$310,000	$80,624

The Terrace Tay Property

The property located in Peachtree City, GA 30269, which we refer to as the Terrace Tay Property, is a charming two-story, single-family home nestled in The Terraces neighborhood of Peachtree City, Georgia, within the Atlanta MSA and Fayette County. The house was built in 1984 and features a gross area of 1,959 sqft., a living area of 1,882 sqft., and occupies 13,290 sqft. lot. The Terrace Tay Property offers four bedrooms, three bathrooms, a fireplace, a two-car garage, central air conditioning, and central heating.

The Terrace Tay Property is located in an A+ Niche-rated neighborhood with minimal flood or other hazards and is in good condition with no deferred maintenance. Great Schools rates the local schools as follows: Elementary School (8/10), Middle School (10/10), and High School (8/10). This delightful residence in the prestigious Terraces community is perfect for families seeking an A+ neighborhood score and top-rated schools in a tranquil setting.



The Operating Company acquired the Terrace Tay Property on December 9, 2022. After acquiring the property, the Operating Company spent $19,249.47 renovating the home. The Terrace Tay Property began operating as a rental unit on December 9 2022. The costs associated with the acquisition of the Terrace Tay Property are as follows:

Purchase Price	Closing Costs	Renovation Costs	Acquisition Fee %	Acquisition Fees	Total Cost	Market Value	Net Discount
$346,600	$3,006	$19,249	0%	$00	$368,855	$402,200	$33,345

The Hill Pond Property

The property located in Buford, GA 30519, which we refer to as the Hill Pond Property, is an inviting two-story, single-family home found in the Pucketts Crossing neighborhood of Buford, Georgia, within the Atlanta MSA and Gwinnett County. The home was built in 2002 and offers a gross area of 2,737 sqft., a living area of 2,317 sqft., and sits on an 11,761 sqft. lot. The Hill Pond Property features four bedrooms, two-and-a-half bathrooms, a fireplace, a two-car garage, central air conditioning, and forced air heating.

The Hill Pond Property is situated in an A-rated Niche neighborhood with minimal flood or other hazards and is in good condition and has no deferred maintenance. Great Schools rates the local schools as follows: Elementary School

(9/10), Middle School (8/10), and High School (8/10). This charming residence in the Pucketts Crossing community is perfect for families seeking excellent Mill Creek schools and easy access to I-85 in a peaceful environment.



The Operating Company acquired the Hill Pond Property on January 6, 2023. The Operating Company expects that it will spend approximately $14,000 renovating the home. The Hill Pond Property will begin operating as a rental unit after renovations are complete. We expect renovations to finish during June 2023. The costs associated with the acquisition of the Hill Pond Property are as follows:

Purchase Price	Closing Costs	Estimated Renovation Costs	Acquisition Fee %	Acquisition Fees	Total Cost	Market Value	Net Discount
$301,000	$2,799	$14,000	0%	$0	$317799	$382,700	$64,901

The La Fawn Property

The property located in Garland, TX 75043, which we refer to as the La Fawn Property, is a charming two-story, single-family home nestled in the Meadowcreek Square neighborhood of Garland, Texas, within the Dallas Metropolitan Statistical Area and Dallas County. The house was constructed in 1983 and offers a gross area of 2,598 sqft., a living area of 2,138 sqft., and sits on a 10,881 sqft. lot. The home features three bedrooms, two bathrooms, a fireplace, a two-car garage, central air conditioning, and central heating.

The La Fawn Property is located in an A-rated Niche neighborhood with minimal flood or other hazards and is in good condition with no deferred maintenance. Great Schools rates the local schools as follows: Elementary School (8/10), Middle School (8/10), and High School (7/10). This delightful residence in the Meadowcreek Square community is perfect for families seeking a short walk to Duck Creek, a local waterway, and excellent schools in a serene environment.



The Operating Company acquired the La Fawn Property on January 6, 2023. After acquiring the property, the Operating Company spent $9,983.00 renovating the home. The La Fawn Property began operating as a rental unit on January 6, 2023. The costs associated with acquiring the La Fawn Property are as follows:

Purchase Price	Closing Costs	Renovation Costs	Acquisition Fee %	Acquisition Fees	Total Cost	Market Value	Net Discount
$295,550	$2,440	$9,983	0%	$0	$307,973	$346,000	$38,027

The Ralston Property

The property located in Greer, SC, 29651, which we refer to as the Ralston Property, is a lovely two-story, single-family home situated in the Freeman Farm neighborhood of Greer, South Carolina, within the Greenville-Spartanburg area. The home was built in 2020 and offers a gross area of 1,599 sqft., a living area of 1,400 sqft., and sits on a 6,534 sqft. lot. The home features three bedrooms, two-and-a-half bathrooms, a two-car garage, central air conditioning, and central heating.

The Ralston Property is nestled in an A- rated Niche neighborhood with minimal flood or other hazards. The home is in excellent condition with no deferred maintenance. Great Schools rates the local schools as follows: Elementary School (7/10), Middle School (8/10), and High School (7/10). This charming residence in the Freeman Farm community is perfect for families seeking a big, fenced yard, a concrete patio, and quality schools in a peaceful environment.



The Operating Company’s wholly-owned subsidiary, Ascend SC I LLC, acquired the Ralston Property on February 16, 2023. After acquiring the property, we spent $6,717.11 renovating the home. The Ralston Property began operating as a rental unit on February 16, 2023. The costs associated with acquiring the Ralston Property are as follows:

Purchase Price	Closing Costs	Renovation Costs	Acquisition Fee %	Acquisition Fees	Total Cost	Market Value	Net Discount
$245,000	$2,865	$6,717	0%	$0	$,	$277,900	$23,318

The Legacy Park Property

The property located in Powder Springs, GA 30127, which we refer to as the Legacy Park Property, is a charming two-story, single-family home nestled in the Legacy Park neighborhood of Powder Springs, Georgia, within the Atlanta MSA and Paulding County. The home was built in 1999 and offers a gross area of 3,028 sqft., a living area of 1,544 sqft., and occupies a 36,590 sqft. lot. The home features three bedrooms and three bathrooms.

The Legacy Park Property is situated in an A-rated Niche neighborhood with minimal flood or other hazards and has undergone a partial refurbishment worth approximately $20,000.00 and is in good condition. Great Schools rates the local schools as follows: Elementary School (6/10), Middle School (6/10), and High School (5/10). This delightful residence in the Legacy Park community is perfect for families seeking a comfortable home with quality schools in a peaceful environment.



The Operating Company acquired the Legacy Park Property on March 31, 2023. The Operating Company expects that it will spend approximately $15,000.00 renovating the home. The Legacy Park Property will begin operating as a rental unit after renovations are complete. We expect renovations to finish in June 2023. The costs associated with acquiring the Legacy Park Property are as follows:

Purchase Price	Closing Costs	Estimated Renovation Costs	Acquisition Fee %	Acquisition Fees	Total Cost	Market Value	Net Discount
$236,800	$2,090	$150,000	0%	$0	$253,890	$309,782	$55,892

Total Acquisition Costs

Our Manager financed the acquisition of the Rental Properties with an equity advance to us, with the exception of the Cobblestone Property, which was financed via an equity advance from our Manager and a mortgage loan of $159,040.00 from Vontive, an embedded mortgage platform for investment real estate. Our Manager also funded the closing costs and upfront capital expenditures necessary to renovate several of the properties that were already executed. The Manager will also fund the future, planned renovations of the Legacy Park and Cobblestone Properties.

Our Manager acquired the homes at a significant discount to valuations via off-market and from motivated sellers and is charging the Operating Company no acquisition fee for the value created, which results in a total discount to valuation of $296,107 for all homes. The total costs associated with acquiring the Rental Properties are as follows:

Total Purchase Price	Total Closing Costs	Total Renovation Costs	Total Acquisition Fee %	Total Acquisition Fees	Total Cost	Total Market Value	Total Net Discount
$1,652,150	$15,375	$64,949	0%	$0	$1,732,475	$2,028,582	$296,107

The Company intends to enter into a 5-year loan agreement with CoreVest American Finance Lender LLC to refinance the Cobblestone, La Fawn, Terrance Tay, Hill Pond, and Ralston Properties, repay the outstanding mortgage on the Cobblestone Property, and repay an amount of the equity advance we received from our Manager.

Property Components & Capital Expenditures

The Rental Properties were inspected by licensed professionals, and the inspection reports indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect. With the current and expected quality level of the property components, we do not intend to recognize any deferred maintenance costs. We also expect that the major property components will remain in working order during the anticipated holding period

for each of the Rental Properties. In our operating estimates, we forecast potential maintenance costs and capital expenses as a percentage of rental income. If necessary, we intend to use our cash reserves to fund any unforeseen maintenance costs.

We anticipate that the final renovation cost for the Rental Properties will total the amounts stated in the Total Acquisition Costs table above. These renovations include new appliances and cosmetic improvements as well as various punch list items throughout the properties. These renovation expenses are listed in the section titled "*Use of Proceeds*".

Property Management

In accordance with the Operating Company Agreement, our Manager appointed unaffiliated, third-party property managers, which we refer to as Property Managers, to manage the Rental Properties on a discretionary basis and has entered into various property management agreements with each of the Property Managers. Pursuant to the terms of the property management agreement, the Operating Company will pay each Property Manager an annual fee for managing a Rental Property.

Property Operations and Hold Period

Our Rental Properties were previously owner-occupied by the individual sellers of each property. Our Manager rents or intends to rent the properties at the market rate consistent with the rental prices for other single-family homes in the area in which each property is located.

Our Manager anticipates that each property's Operating Expenses, which include property taxes, property insurance, and repairs and maintenance costs, will be in the range of $675 to $970 per month. This estimate is based on our Manager's due diligence calculations and does not take into account amounts for capital expenditures for unforeseen major repairs. However, we do not anticipate any significant capital expenditure for the Rental Properties. For information relating to our capital expenditure expectations, see the section titled "*Property Components & Capital Expenditures*".

We intend to hold the Rental Properties for five to seven years, during which time we will operate each of the homes as rental properties. During this period, we may make distributions of Distributable Cash in accordance with the section titled "*Distributions*", as the manager deems appropriate at its sole discretion. The determination as to when any or all of the Rental Properties, which in this case includes any properties which we may acquire in the future, should be sold or otherwise disposed of will be made after consideration of relevant factors, including; (i) the prevailing and projected economic conditions; (ii) whether the value of any or all of the properties is anticipated to appreciate or decline substantially; (iii) and how any existing lease may impact the sales price we may realize. Our Manager may determine that it is in the best interests of the Company and its unitholders to sell any or all of the Rental Properties earlier than five years or to hold any or all of the Rental Properties for more than seven years.

Asset Management Fee

Our Manager intends to charge an asset management fee of 1% of all equity raised per year, paid quarterly in arrears.

Industry

The residential real estate investment market is characterized by the presence of both established players and emerging competitors. This section provides an overview of the competitive landscape, highlighting the market's fragmented nature, rapid evolution, intense competition, and relatively low barriers to entry.

Fragmented Market.

The residential real estate investment market comprises a diverse range of participants, including institutional investors, private equity firms, real estate investment trusts (REITs), asset managers, and individual investors. This fragmented landscape reflects the multitude of investment strategies, residential property types, and geographic focuses pursued by market participants.

Rapid Evolution.

The real estate investment market is marked by continuous evolution, driven by changing market dynamics, technological advancements, and shifting investor preferences. Emerging trends, such as the rise of property technology solutions, sustainable investing, and the integration of data analytics, are reshaping the industry and presenting new opportunities and challenges.

Intense Competition.

Competition within the real estate investment market is fierce, as participants vie for attractive investment opportunities and strive to deliver superior returns. Market players employ various strategies, including property acquisition, development, asset management, and portfolio optimization, to gain a competitive edge. Differentiated investment approaches, access to deal flow, operational expertise, and relationships with industry stakeholders are crucial factors in achieving a competitive advantage.

Low Barriers to Entry.

The residential real estate investment market features relatively low barriers to entry, allowing new participants to enter the market and compete with established players. The availability of capital, market knowledge, and industry relationships are important factors enabling entry into the market. Moreover, technological advancements have facilitated access to real estate data, analysis tools, and investment platforms, leveling the playing field for aspiring investors.

In this dynamic and competitive environment, our investment strategies and execution capabilities play a pivotal role in maintaining our competitive position. Our market research, underwriting processes, and professional network allow us to identify and capitalize on attractive investment opportunities. Our focus on value creation, active asset management, and risk mitigation further differentiates us in the market.

As the residential real estate investment market continues to evolve, we remain committed to adapting our strategies, leveraging our expertise, and embracing innovation to deliver superior investment performance and maximize value for our investors.

Growth Strategy

The Company seeks to grow its base of investors and renters by expanding its asset base in existing as well as new markets. The company may enter partnerships with other institutional investors and real estate developers and acquire new assets in related residential real estate asset classes such as Built-for-Rent communities, condominiums, multifamily properties, or other properties.

Sales and Marketing

We market our portfolio of homes to renters and investors directly through various marketing and sales channels. We may market our homes via leasing partners in the future. We are also engaging with interested customers who like our product before we have a home for them to rent and build a waitlist of future customers in our target markets.

Legal Proceedings

We are not party to, and none of our properties are subject to, any material pending legal proceeding.

Government Regulation

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. We do not expect compliance with existing laws to have a material adverse effect on our financial condition or results of operations, and we do not believe they will have such an impact in the future. However, we cannot predict the impact

of unforeseen environmental contingencies or new or changed laws or regulations on properties in which own, or on properties that may be acquired directly or indirectly in the future.

Conflicts of Interest

Our Manager is the Manager of the Operating Company, the Crowdfunding Vehicle, Ascend Real Estate Fund I LLC, Ascend Investment Management LLC, and the owner of all or almost all the Class A Units of the Operating Company. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts inherent in the Operating Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of our interests.

The Operating Agreements provide the Manager with broad powers and authority, which may exacerbate the existing conflicts of interest among your interests and those of the Manager, its affiliates, and the other classes of units in the Operating Company. Potential conflicts of interest include, but are not limited to, the following:

- The Manager has, and may in the future, advance us equity to acquire rental properties. The manager will be setting the purchase price that we will pay for such a property, which price may be higher than appraised values or comparable property prices.

- The Manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

- The Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the manager, its executive officers and/or its other affiliates for their own benefit;

- The Operating Company may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm's length basis; and

- The Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.